Exhibit 99.1

REPORT ON VOTING RESULTS

ANNUAL MEETING OF SHAREHOLDERS

HELD ON MAY 9, 2024

The Annual Meeting of Shareholders (the “Meeting”) of Theratechnologies was held online via a live audio webcast on Thursday, May 9, 2024, at 10:00 a.m. (Eastern Time). At least two shareholders and/or proxy holders were present at the Meeting, in person or by proxy, holding 30,802,072 common shares of Theratechnologies, representing approximately 66.99% of the total votes attached to all issued and outstanding shares of Theratechnologies as of the record date on April 4, 2024.

Election of Directors

All eight directors proposed for election at the Meeting were elected by a vote conducted by ballot. All candidates were elected by a majority of the votes cast by shareholders present or represented by proxy at the Meeting. The directors will remain in office until the next annual meeting of shareholders or until their successors are elected or appointed. The votes cast for the election of directors were as follows:

	Votes For		Votes Withheld
	#	%	#	%
Joseph Arena	22,405,047	93.09	1,663,754	6.91
Frank Holler	21,008,601	87.29	3,060,200	12.71
Paul Lévesque	20,966,427	87.11	3,102,374	12.89
Andrew Molson	21,067,050	87.53	3,001,751	12.47
Dawn Svoronos	20,964,213	87.10	3,104,588	12.90
Elina Tea	21,734,254	90.30	2,334,547	9.70
Dale Weil	21,009,681	87.29	3,059,120	12.71
Jordan Zwick	23,107,383	96.01	961,418	3.99

Appointment of Auditors

The resolution to appoint KPMG LLP, chartered professional accountants, as Theratechnologies’ auditors to hold office until the next annual meeting of shareholders or until their successors are appointed, and to authorize the directors to fix their remuneration, was passed by a majority of the votes cast by ballot by the shareholders present or represented by proxy at the Meeting. The votes cast for the appointment of the auditors were as follows:

	Votes For		Votes Withheld
	#	%	#	%
Auditors	30,037,739	97.53	760,808	2.47